

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

David Michels
Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street , Suite 1000
Houston, Texas 77002

Re: Kinder Morgan, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed February 5, 2021
File No. 001-35081

Dear Mr. Michels:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation